PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

07021070

30th January 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 30th January 2007.

"Further Success in the Norwegian 2006 APA Licensing Round"

Yours faithfully

PROCESSED
FEB 16 2007
THOMSON FINANCIAL

Stephen Huddle
for **Company Secretary**

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Further Success in the Norwegian 2006 APA Licensing Round

Premier is pleased to announce that Premier Oil Norge AS, a wholly owned subsidiary of Premier Oil plc, has been offered participation in five Norwegian production licences in the 2006 APA bidding round, announced yesterday. These awards include Premier's first operated licence in Norway.

The awards underline Premier's commitment to build a successful exploration and production business in Norway following on from the five licences awarded in the 2005 bidding round.

The new licences are all located in the Norwegian North Sea and include several blocks close to our existing acreage interests.

Licence Area	Block No.	Working Interest	Operator
Bream Appraisal	17/12, 8/3 & 9/1	20%	BG
Bream Exploration	17/12, 8/3 & 9/1	40%	Premier
NE Troll	36/10, 31/3 & 32/1	40%	Revus
35/8 part (south)	35/8	15%	Nexen
35/9 part	35/9	25%	Nexen

These licences offer a spectrum of appraisal and exploration drilling opportunities which, in conjunction with our earlier awards, have the potential to meet our objectives for production growth and high impact exploration.

We are particularly pleased to have been awarded an interest in the Bream area which includes an existing oil discovery and two significant prospects in the adjacent exploration area which we will operate.

A map showing the location of our existing and new licence interests in Norway will be available on the Premier website at www.premier-oil.com.

Simon Lockett, Chief Executive, commented :

"We are delighted with yesterday's announcement. Since setting out our strategy to return our North Sea business to growth, we have, in a short period of time, built an exciting portfolio of exploration, appraisal and development interests in the Norwegian sector".

30 January 2007

ENQUIRIES
Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson — **Tel: 020 7743 6673**
Gavin Davis — **Tel: 020 7743 6677**

END